Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

‘ February 18, 2022

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:          Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Ms. Lithotomos:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-21-362094) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on December 20, 2021. The purpose of the Amendment was to provide updated disclosure related to a sub-adviser principal investment strategy, principal risk and certain other changes for Transamerica ClearTrack® 2015, Transamerica ClearTrack® 2020, Transamerica ClearTrack® 2025, Transamerica ClearTrack® 2030, Transamerica ClearTrack® 2035, Transamerica ClearTrack® 2040, Transamerica ClearTrack® 2045, Transamerica ClearTrack® 2050, Transamerica ClearTrack® 2055, Transamerica ClearTrack® 2060 and Transamerica ClearTrack® Retirement Income, and to register Class R shares for Transamerica Bond, Transamerica Capital Growth and Transamerica Multi-Managed Balanced (each a “Fund” and together, the “Funds”). The Staff’s comments were conveyed to the Registrant by telephone on January 20, 2022.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm that all bracketed or missing information will be supplied in the Rule 485(b) filing and provide the completed fee table and expense examples for each Fund in the response letter to these comments at least five days prior to the Funds’ Rule 485(b) filing.

Response: The Registrant so confirms. The completed fee tables and expense examples for the Funds are attached hereto as Appendix A.

2.	Principal Risks: Please consider including cybersecurity risk in the registration statement disclosure.

Response: The Registrant notes that “Cybersecurity and Operations” risk is included in the “More on Risks of Investing in the Funds” section of the prospectuses.

3.

Comment: In each “Management” section under the heading “Portfolio Managers”, please include both the month and year in the disclosure related to the length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: The Registrant has made changes consistent with the Staff’s comment.

TRANSAMERICA ASSET MANAGEMENT      1

SAI Comment:

4.	Comment: In the “Management of the Trust” section in the heading to the table under the sub-section “Board Members and Officers” please revise the corresponding information as follows:

Name and Age	Position(s) Held with Trust	Term of Office and Length of Time Served*	Principal Occupation(s) During Past Five Years	Number of Funds in Complex Overseen by Board Member	Other Directorship Held By Board Member During Past Five Years

Response: The Registrant has made changes consistent with the Staff’s comment.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis Gallagher
Dennis Gallagher
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

TRANSAMERICA ASSET MANAGEMENT      2

Appendix A

Fee Tables

Transamerica ClearTrack® 2015

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.23%	0.38%	0.38%
Acquired fund fees and expenses[2,3]	0.32%	0.32%	0.32%
Total annual fund operating expenses	0.65%	1.30%	1.05%
Fee waiver and/or expense reimbursement[4]	0.10%	0.10%	0.10%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$256	$708
Class R1	$122	$381	$536	$1,405
Class R3	$97	$303	$429	$1,142

TRANSAMERICA ASSET MANAGEMENT      3

Transamerica ClearTrack® 2020

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.22%	0.37%	0.37%
Acquired fund fees and expenses[2,3]	0.32%	0.32%	0.32%
Total annual fund operating expenses	0.64%	1.29%	1.04%
Fee waiver and/or expense reimbursement[4]	0.09%	0.09%	0.09%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$255	$700
Class R1	$122	$381	$535	$1,397
Class R3	$97	$303	$428	$1,134

TRANSAMERICA ASSET MANAGEMENT      4

Transamerica ClearTrack® 2025

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.15%	0.30%	0.30%
Acquired fund fees and expenses[2,3]	0.33%	0.33%	0.33%
Total annual fund operating expenses	0.58%	1.23%	0.98%
Fee waiver and/or expense reimbursement[4]	0.03%	0.03%	0.03%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$247	$652
Class R1	$122	$381	$528	$1,351
Class R3	$97	$303	$421	$1,087

TRANSAMERICA ASSET MANAGEMENT      5

Transamerica ClearTrack® 2030

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.14%	0.29%	0.29%
Acquired fund fees and expenses[2,3]	0.34%	0.34%	0.34%
Total annual fund operating expenses	0.58%	1.23%	0.98%
Fee waiver and/or expense reimbursement[4]	0.03%	0.03%	0.03%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$247	$652
Class R1	$122	$381	$528	$1,351
Class R3	$97	$303	$421	$1,087

TRANSAMERICA ASSET MANAGEMENT      6

Transamerica ClearTrack® 2035

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.14%	0.29%	0.29%
Acquired fund fees and expenses[2,3]	0.35%	0.35%	0.35%
Total annual fund operating expenses	0.59%	1.24%	0.99%
Fee waiver and/or expense reimbursement[4]	0.04%	0.04%	0.04%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$248	$660
Class R1	$122	$381	$529	$1,359
Class R3	$97	$303	$422	$1,095

TRANSAMERICA ASSET MANAGEMENT      7

Transamerica ClearTrack® 2040

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.15%	0.30%	0.30%
Acquired fund fees and expenses[2,3]	0.35%	0.35%	0.35%
Total annual fund operating expenses	0.60%	1.25%	1.00%
Fee waiver and/or expense reimbursement[4]	0.05%	0.05%	0.05%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$250	$668
Class R1	$122	$381	$530	$1,367
Class R3	$97	$303	$423	$1,103

TRANSAMERICA ASSET MANAGEMENT      8

Transamerica ClearTrack® 2045

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.21%	0.36%	0.36%
Acquired fund fees and expenses[2,3]	0.36%	0.36%	0.36%
Total annual fund operating expenses	0.67%	1.32%	1.07%
Fee waiver and/or expense reimbursement[4]	0.12%	0.12%	0.12%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$258	$724
Class R1	$122	$381	$539	$1,420
Class R3	$97	$303	$432	$1,157

TRANSAMERICA ASSET MANAGEMENT      9

Transamerica ClearTrack® 2050

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.25%	0.40%	0.40%
Acquired fund fees and expenses[2,3]	0.37%	0.37%	0.37%
Total annual fund operating expenses	0.72%	1.37%	1.12%
Fee waiver and/or expense reimbursement[4]	0.17%	0.17%	0.17%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$264	$764
Class R1	$122	$381	$545	$1,457
Class R3	$97	$303	$438	$1,196

TRANSAMERICA ASSET MANAGEMENT      10

Transamerica ClearTrack® 2055

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	8.13%	8.28%	8.28%
Acquired fund fees and expenses[2,3]	0.36%	0.36%	0.36%
Total annual fund operating expenses	8.59%	9.24%	8.99%
Fee waiver and/or expense reimbursement[4]	8.04%	8.04%	8.04%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$1,186	$5,714
Class R1	$122	$381	$1,443	$6,115
Class R3	$97	$303	$1,345	$5,964

TRANSAMERICA ASSET MANAGEMENT      11

Transamerica ClearTrack® 2060

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	8.65%	8.80%	8.80%
Acquired fund fees and expenses[2,3]	0.36%	0.36%	0.36%
Total annual fund operating expenses	9.11%	9.76%	9.51%
Fee waiver and/or expense reimbursement[4]	8.56%	8.56%	8.56%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$1,244	$5,959
Class R1	$122	$381	$1,500	$6,344
Class R3	$97	$303	$1,402	$6,199

TRANSAMERICA ASSET MANAGEMENT      12

Transamerica ClearTrack® Retirement Income

Class	R6	R1	R3
Management fees[1]	0.10%	0.10%	0.10%
Distribution and service (12b-1) fees	None	0.50%	0.25%
Other expenses	0.16%	0.31%	0.31%
Acquired fund fees and expenses[2,3]	0.32%	0.32%	0.32%
Total annual fund operating expenses	0.58%	1.23%	0.98%
Fee waiver and/or expense reimbursement[4]	0.03%	0.03%	0.03%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.55%	1.20%	0.95%
[1]	Management fees have been restated to reflect a reduction in management fees effective December 6, 2021.
[2]

Acquired fund fees and expenses reflect the fund’s pro rata share of the fees and expenses incurred by investing in other investment companies. Acquired fund fees and expenses are not included in the calculation of the ratios of expenses to average net assets shown in the Financial Highlights section of the fund’s prospectus.

[3]	Acquired fund fees and expenses have been restated to reflect expenses expected to be incurred during the current fiscal year.
[4]

Contractual arrangements have been made with the fund’s investment manager, Transamerica Asset Management, Inc. (“TAM”), through March 1, 2025 to waive fees and/or reimburse fund expenses to the extent that total annual fund operating expenses exceed 0.55% for Class R6 shares, 1.20% for Class R1 shares and 0.95% for Class R3 shares, excluding, as applicable, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the fund’s business. These arrangements cannot be terminated prior to March 1, 2025 without the Board of Trustees’ consent. TAM is permitted to recapture amounts waived and/or reimbursed to a class during any of the 36 months from the date on which TAM waived fees and/or reimbursed expenses for the class if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will TAM recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Only the 1 year dollar amount shown below reflects TAM’s agreement to waive fees and/or reimburse fund expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R6	$56	$176	$247	$652
Class R1	$122	$381	$528	$1,351
Class R3	$97	$303	$421	$1,087

TRANSAMERICA ASSET MANAGEMENT      13

Transamerica Bond

Class	R
Management fees	0.39%
Distribution and service (12b-1) fees	0.50%
Other expenses[1]	0.24%
Total annual fund operating expenses	1.13%
[1]	Other expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

[PLEASE ENSURE REVISED EXAMPLE NUMBERS RECONCILE WITH FINAL REORG PROSPECTUS]

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R	$115	$359	$622	$1,375

TRANSAMERICA ASSET MANAGEMENT      14

Transamerica Capital Growth

Class	R
Management fees[1]	0.65%
Distribution and service (12b-1) fees	0.50%
Other expenses[2]	0.11%
Total annual fund operating expenses	1.26%
[1]	Management fees have been restated to reflect a reduction in management fees effective August 1, 2021.
[2]	Other expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

[PLEASE ENSURE REVISED EXAMPLE NUMBERS RECONCILE WITH FINAL REORG PROSPECTUS]

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R	$128	$400	$692	$1,523

TRANSAMERICA ASSET MANAGEMENT      15

Transamerica Multi-Managed Balanced

Class	R
Management fees	0.59%
Distribution and service (12b-1) fees	0.50%
Other expenses[1]	0.11%
Total annual fund operating expenses	1.20%
[1]	Other expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

[PLEASE ENSURE REVISED EXAMPLE NUMBERS RECONCILE WITH FINAL REORG PROSPECTUS]

If the shares are redeemed at the end of each period:
	1 year	3 years	5 years	10 years
Class R	$122	$381	$660	$1,455

TRANSAMERICA ASSET MANAGEMENT      16